ASIARIM CORP.

AKA UN MONDE INTERNATIONAL LTD.

5689 Condor Place

Mississauga ON

L5V 2J4 Canada

Westagate Mall

September 6, 2021

Shih-Kuei Chen

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asiarim Corp. (AKA Un Monde International Ltd.)
Form 10-12(g)
File No. 000-56328
Filed August 19, 2021

Dear Mr. Chen:

Set forth below is the response for Asiarim Corp., a Nevada corporation (“Aisarim” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated September 3, 2021, with respect to our Form 10-12(g) filed on September August 19, 2021.

Failure to Comply with the Financial Requirements of Item 13, Rule 8-08 of Regulation S-X

Response:

The Company has filed an amendment to the Form 10-12(G) filing which complies with the above referenced requirement. Specifically, we amended the Form 10-12(g) to include Q2 financials and footnotes.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at rhonda8058@gmail.com.

Sincerely,

Asiarim Corp. (AKA Un Monde International Ltd.)

By:	/s/ Dr. Ci Zhang
Dr. Ci Zhang
Chief Executive Officer